Exhibit 99.2

Materialise NV Announces New Chief Financial Officer

Koen Berges to Succeed Johan Albrecht

Leuven, Belgium – April 27, 2023 – Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and sophisticated 3D printing services, today announced that Koen Berges has been named the company’s new chief financial officer effective May 15, 2023. Mr. Berges will succeed long-time CFO Johan Albrecht, who has decided to leave Materialise at the end of May to pursue new opportunities.

Fried Vancraen, founder and chief executive officer of Materialise, commented: “Johan has been instrumental in the growth of Materialise to where we are today as a publicly traded 3D printing group. The Board is very grateful to Johan for the many valuable contributions he made during his eight years as CFO. Johan has built strong, SOX-compliant financial reporting and control systems, has enhanced our financial position, and has put in place tools and measures to help Materialise achieve our goal of long-term profitable growth.”

Koen Berges brings more than 20 years of experience in financial leadership positions in various business environments ranging from large multinational corporations to leading family holdings and to fast-growing PE-backed IT services companies.

Mr. Berges, 46, most recently served as CFO for Cheops Technology nv/sa, an industry-leading managed service provider in secure IT infrastructures and cloud computing, where he was also a member of the group’s Executive Committee. He started his professional career at PwC and subsequently also held various international finance leadership roles at ExxonMobil and investment group Alcopa. Mr. Berges holds a Master of Science in Business Engineering, International Management from the University of Antwerp.

Mr. Vancraen noted, “Koen’s extensive business experience and financial acumen make him the ideal person to succeed Johan. He has played a key role in building financial strategies for many years, including in IT infrastructure companies, an area where Materialise sees significant growth opportunities with our CO-AM initiative. We welcome him to the Materialise team and look forward to his contributions.”

About Materialise

Materialise incorporates three decades of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Contacts:

Kristof Sehmke

Kristof.sehmke@materialise.be

www.materialise.com

Harriet Fried
LHA Investor Relations
212.838.3777
hfried@lhai.com

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